EXHIBIT 7
Joint Filing Agreement
      We, the undersigned, agree that the attached Schedule 13D, including any amendments thereto, relating to the common shares, no par value of Odyssey, is filed on behalf of each of us.
Date: August 24, 2005

XSTRATA PLC	1184760 ALBERTA LTD.

By: /s/ Benny Steven Levene Name: Benny Steven Levene Title: Chief Legal Counsel	By: /s/ Benny Steven Levene Name: Benny Steven Levene Title: President